Smith Barney Small Cap Growth Opportunities Fund

Sub-Item 77K-Change in Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP has resigned as the independent registered public accounting firm for the Fund effective June 22, 2005. The Fund's Audit Committee has approved the engagement of KPMG LLP as the Fund's new independent registered public accounting firm for the fiscal year ending October 31, 2005. A majority of the Fund's Board of Trustees,including a majority of the independent Trustees, approved the appointment of KPMG LLP.
The reports of PricewaterhouseCoopers LLP on the Fund's financial statements for each of the two fiscal years in the period ended October 31, 2004 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with PricewaterhouseCoopers LLP during the Fund's two fiscal years in the period ended October 31, 2004 and any subsequent interim period on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the financial statements for such years or period.